UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: August 25, 2016

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) for each of the six month periods ended June 30, 2016 and 2015. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Logistics’ 2015 annual report filed on Form 20-F with the Securities and Exchange Commission (the “2015 Form 20-F”) and the condensed consolidated financial statements and the accompanying notes included in this Form 6-K.

This report contains forward-looking statements within the meaning of the Private Securities Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, and future dividends or distributions, should be considered forward-looking. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Logistics at the time this filing was made. Although Navios Logistics believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Logistics. Actual results may differ materially from those expressed or implied by such forward-looking statements. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) demand and/or charter and contract rates for our vessels and port facilities; (ii) production or demand for the types of dry and liquid products that are transported by our vessels or stored in our ports; (iii) operating costs including, but not limited to, changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; (iv) changes in interest rates; and other factors listed from time to time in the Navios Logistics’ filings with the Securities and Exchange Commission, including its Form 20-Fs and Form 6-Ks. Navios Logistics expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Logistics’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Overview

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We are one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. We serve our customers in the Hidrovia region through our two port storage and transfer facilities, one for agricultural, forest and mineral-related exports located in Uruguay and the other for refined petroleum products located in Paraguay. We complement our two port terminals with a diverse fleet of 357 barges and pushboats (including three pushboats to be delivered) and two small inland oil tankers that operate in our barge business and nine vessels, including six oceangoing tankers, two self-propelled barges and one bunker vessel, which operate in our cabotage business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”).

Ports

Navios Logistics owns two port storage and transfer facilities, one for agricultural, forest and mineral-related exports in Nueva Palmira, Uruguay and the other for refined petroleum products in San Antonio, Paraguay. Navios Logistics’ port facility in Nueva Palmira has a total storage capacity of 460,000 metric tons. Its port facility in San Antonio has a total storage capacity of 45,660 cubic meters.

Fleet

Navios Logistics’ current core fleet consists of a total of 368 vessels, barges and pushboats of which 366 are owned and two are chartered-in. Of the 366 owned vessels, barges and pushboats, three pushboats are expected to be delivered in the first quarter of 2017.

Two chartered-in tank barges in the Company’s current core fleet are chartered-in under long-term charter-in contracts with an average remaining duration of approximately 0.1 year. Charter-in contracts with duration of more than one year at inception are considered to be long-term.

The following is the current core fleet as of August 25, 2016:

Navios Logistics Fleet Summary (owned and chartered-in)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/Brake Horsepower (BHP)	Description
Pushboat fleet (1)	27	95,920 BHP	Various Sizes and Horsepower
Dry Barges	291	502,600 DWT	Dry Cargo
Tank Barges (2)	36	119,345 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG
Self-propelled Tank Barges (3)	2	11,600 m3	Liquid Cargo
Inland Oil Tankers	2	3,900 DWT	Liquid Cargo

Total	361

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H (4)	2010	16,871	Double-hulled Product Tanker
Ferni H (4)	2010	16,871	Double-hulled Product Tanker
Heman H	2012	1,693	Double-hulled Product Tanker

Total		82,917

(1)	Three pushboats are expected to be delivered in the first quarter of 2017.
(2)	Two tank barges are chartered-in with total capacity of 6,400 m3.
(3)	These vessels are currently laid up.
(4)	The Ferni H and the San San H are chartered-in for ten-year periods, and we have the obligation to purchase the vessels immediately upon the expiration of their charter periods in January 2020 and April 2020, respectively, at a purchase price of $5.3 million and $5.2 million, respectively.

Chartering Arrangements

Navios Logistics continually monitors developments in the shipping industry and makes decisions based on an individual vessel and segment basis, as well as on its view of overall market conditions, in order to implement its overall business strategy. In the Barge Business, Navios Logistics typically operates under a mix of time charters and contracts of affreightment (“CoAs”) with durations of one to five years (some of which have minimum guaranteed volumes) and spot contracts. In the Cabotage Business, Navios Logistics typically operates under time charters with durations in excess of one year. Some of Navios Logistics’ charters provide fixed pricing, minimum volume requirements and labor cost and fuel price adjustment formulas.

Factors Affecting Navios Logistics’ Results of Operations

Contract Rates

The shipping and logistics industry has been highly volatile in the recent past. In order to have full utilization of its fleet and storage capacity, the Company must be able to renew the contracts on its fleet and ports upon the expiration or termination of current contracts. This ability depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.

Weather Conditions

As Navios Logistics specializes in the transportation and storage of liquid cargoes and dry bulk cargoes along the Hidrovia, any changes adversely affecting the region, such as low water levels, could reduce or limit Navios Logistics’ ability to effectively transport cargo.

Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products Navios Logistics transports and stores, and this could result in a reduction in demand for its services.

Foreign Currency Transactions

Navios Logistics’ operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. Navios Logistics uses the U.S. dollar as its functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

Navios Logistics’ subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact some of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies, respectively; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of operations.

Inflation and Fuel Price Increases

The impact of inflation and the resulting pressure on prices in the South American countries in which Navios Logistics operates may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for Navios Logistics’ vessel, barge and pushboat business, Navios Logistics has negotiated, and will continue to negotiate, crew cost adjustment and fuel price adjustment clauses; however, in some cases, the prices that Navios Logistics pays for fuel and crew costs are temporarily not aligned with the adjustments that Navios Logistics obtains under its freight contracts.

Seasonality

Certain of our businesses have seasonality aspects, and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. Generally, the high season for the barge business is the period between February and July as a result of the South American harvest and higher river levels. Any growth in production and transportation of commodities may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect Navios Logistics’ operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact Navios Logistics’ ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to dry port terminal operations in Uruguay, the high season is mainly from April to September, linked with the arrival of the first barges down the river and with the oceangoing vessels’ logistics operations. Navios Logistics’ liquid port terminal operations in Paraguay and its cabotage business are not significantly affected by seasonality as the operations of the liquid port and cabotage business are primarily linked to refined petroleum products.

Statement of Operations Breakdown by Segments

Navios Logistics reports its operations based on three reportable segments: the Port Terminal Business, the Barge Business and the Cabotage Business. The Port Terminal Business segment includes the dry and liquid port terminal operations, the Barge Business segment includes Navios Logistics’ river fleet and the Cabotage Business segment includes the product tankers and the two self-propelled barges.

Period over Period Comparisons

The following table presents consolidated revenue and expense information for the three and six month periods ended June 30, 2016 and 2015. This information was derived from the unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended June 30, 2016 (unaudited)	Three Month Period ended June 30, 2015 (unaudited)	Six Month Period ended June 30, 2016 (unaudited)	Six Month Period ended June 30, 2015 (unaudited)
Time charter, voyage and port terminal revenues	$53,288	$57,613	$100,868	$104,528
Sales of products	5,454	8,643	13,093	26,790
Time charter, voyage and port terminal expenses	(8,223)	(7,749)	(15,934)	(17,140)
Direct vessel expenses	(21,383)	(22,860)	(38,082)	(40,955)
Cost of products sold	(4,696)	(7,311)	(11,522)	(24,919)
Depreciation and amortization	(6,387)	(6,591)	(13,061)	(13,058)
General and administrative expenses	(3,538)	(3,911)	(6,836)	(7,517)
Interest expense and finance cost, net	(5,829)	(6,735)	(12,033)	(13,548)
Other expense, net	(2,018)	(3,454)	(3,175)	(5,928)

Income before income taxes	$6,668	7,645	$13,318	$8,253
Income tax benefit/(expense)	694	1,767	(282)	1,985

Net income	$7,362	9,412	$13,036	$10,238

Other Operating Data
Dry Port—dry cargo tons moved	1,170,700	1,397,700	2,037,800	2,253,000
Liquid Port—cubic meters of stored liquid cargos	40,136	49,609	79,512	108,859
Liquid Port—cubic meters of sales of products	9,000	10,721	22,539	36,865
Barge—cubic meters of liquid cargos	107,321	75,508	184,685	125,442
Barge—dry cargo tons	602,418	261,927	1,125,521	601,510
Cabotage—cubic meters of liquid cargos	469,926	607,633	819,013	895,247
Cabotage—available days	637	784	1,274	1,490
Cabotage—operating days	599	644	1,138	1,198
Revenues per Segment
Port Business	$16,186	$21,247	$32,225	$47,777
Revenue—dry port	$10,121	$11,843	$17,776	$19,379
Revenue—liquid port	$611	$761	$1,356	$1,608
Sales of products—liquid port	$5,454	$8,643	$13,093	$26,790
Barge Business	$26,377	$26,549	$52,966	$51,232
Cabotage Business	$16,179	$18,460	$28,770	$32,309

For the three month period ended June 30, 2016 compared to the three month period ended June 30, 2015

Time Charter, Voyage and Port Terminal Revenues: For the three month period ended June 30, 2016, Navios Logistics’ time charter, voyage and port terminal revenues decreased by $4.3 million or 7.5% to $53.3 million, as compared to $57.6 million for the same period during 2015. Revenue from the port terminal business decreased by $1.9 million or 14.9% to $10.7 million for the three month period ended June 30, 2016, as compared to $12.6 million for the same period during 2015. The decrease was mainly attributable to a decrease of products transported in the dry and liquid port terminals. Revenue from the cabotage business decreased by $2.3 million or 12.4% to $16.2 million for the three month period ended June 30, 2016, as compared to $18.5 million for the same period during 2015, mainly due to the decrease in the number of available days of the fleet. Revenue from the barge business decreased by $0.1 million or 0.6% to $26.4 million for the three month period ended June 30, 2016, as compared to $26.5 million for the same period during 2015.

Sales of Products: For the three month period ended June 30, 2016, Navios Logistics’ sales of products decreased by $3.1 million or 36.9% to $5.5 million, as compared to $8.6 million for the same period during 2015. This decrease was attributable to the decrease in the Paraguayan liquid port’s volume and price of products sold.

Time Charter, Voyage and Port Terminal Expenses: For the three month period ended June 30, 2016, time charter, voyage and port terminal expenses increased by $0.5 million or 6.1% to $8.2 million as compared to $7.7 million for the same period during 2015. Time charter and voyage expenses of the barge business for the three month period ended June 30, 2016 increased by $0.6 million or 15.7% to $4.7 million, as compared to $4.1 million for the same period during 2015. This was mainly attributable to the higher number of trips performed. Port terminal expenses increased by $0.3 million or 10.4% to $3.1 million for the three month period ended June 30, 2016 as compared to $2.8 million for the same period in 2015. The overall increase was partially mitigated by a decrease in the time charter and voyage expenses of the cabotage business by $0.4 million or 54.2% to $0.4 million for the three month period ended June 30, 2016 as compared to $0.8 million for the same period in 2015. This was mainly attributable to the decrease in the number of available days of the cabotage fleet.

Direct Vessel Expenses: Direct vessel expenses decreased by $1.5 million or 6.5% to $21.4 million for the three month period ended June 30, 2016, as compared to $22.9 million for the same period in 2015. Direct vessel expenses of the cabotage business decreased by $2.5 million or 17.7% to $11.4 million for the three month period ended June 30, 2016, as compared to $13.9 million for the same period in 2015. This decrease was mainly attributable to reduced crew costs. Direct vessel expenses of the barge business increased by $1.0 million or 10.8% to $10.0 million for the three month period ended June 30, 2016, as compared to $9.0 million for the same period in 2015. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of Products Sold: For the three month period ended June 30, 2016, Navios Logistics’ cost of products sold decreased by $2.6 million or 35.8% to $4.7 million, as compared to $7.3 million for the same period during 2015. This decrease was mainly attributable to the decrease in the Paraguayan liquid port’s volume and price of products sold.

Depreciation and Amortization: Depreciation and amortization expense decreased by $0.2 million or 3.1% to 6.4 million for the three month period ended June 30, 2016, as compared to $6.6 million for the same period in 2015. The depreciation of tangible assets and the amortization of intangible assets for the three month period ended June 30, 2016 amounted to $5.5 million and $0.9 million, respectively, as compared to the depreciation of tangible assets and the amortization of intangible assets for the same period in 2015 which amounted to $5.6 million and $1.0 million, respectively. Depreciation and amortization in the barge business decreased by $0.2 million or 4.1% to $4.7 million for the three month period ended June 30, 2016, as compared to $4.9 million for the same period during 2015. Depreciation and amortization in the port terminal businesses decreased by $0.1 million or 5.5% to $1.0 million for the three month period ended June 30, 2016, as compared to $1.1 million for the same period during 2015. Depreciation and amortization in the cabotage business increased by $0.1 million or 8.6% to $0.7 million for the three month period ended June 30, 2016, as compared to $0.6 million for the same period during 2015.

General and Administrative Expenses: General and administrative expenses decreased by $0.4 million or 9.5% to $3.5 million for the three month period ended June 30, 2016, as compared to $3.9 million for the same period during 2015, mainly attributable to a decrease in payroll and related costs.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net decreased by $0.9 million or 13.5% to $5.8 million for the three month period ended June 30, 2016, as compared to $6.7 million for the same period of 2015, mainly due to the increased amount of interest capitalized. For the three month period ended June 30, 2016, interest expense amounted to $5.9 million, other finance costs amounted to $0.3 million and interest income amounted to $0.4 million. For the three month period ended June 30, 2015, interest expense amounted to $6.6 million, other finance costs amounted to $0.2 million and interest income amounted to $0.1 million

Other Expense, Net: Other expense, net decreased by $1.5 million to $2.0 million for the three month period ended June 30, 2016, as compared to $3.5 million for the same period of 2015. Other expense, net in the barge business decreased by $1.2 million to $1.0 million for the three month period ended June 30, 2016, as compared to $2.2 million for the same period during 2015, mainly due to a decrease in taxes other than income taxes. Other expense, net in the cabotage business decreased by of $0.1 million to $1.1 million for the three month period ended June 30, 2016, as compared to $1.2 million for the same period during 2015, mainly due to a decrease in taxes other than income taxes. Other income, net in the port business increased by $0.2 million to $0.1 million of income for the three month period ended June 30, 2016, as compared to $0.1 million of expense for the same period during 2015, mainly due to favorable foreign exchange differences.

Income Tax Benefit/(expense): Income tax benefit decreased by $1.1 million to $0.7 million of benefit for the three month period ended June 30, 2016, as compared to $1.8 million of benefit for the same period of 2015. The barge business had a decrease of

$1.2 million or 53.5% to a $1.1 million benefit for the three month period ended June 30, 2016 as compared to a $2.3 million benefit for the same period in 2015. The overall decrease in income tax benefit was mitigated by a decrease in the income tax expense of the cabotage business to $0.4 million for the three month period ended June 30, 2016 as compared to $0.5 million for the same period in 2015.

For the six month period ended June 30, 2016 compared to the six month period ended June 30, 2015

Time Charter, Voyage and Port Terminal Revenues: For the six month period ended June 30, 2016, Navios Logistics’ revenue decreased by $3.6 million or 3.5% to $100.9 million, as compared to $104.5 million for the same period during 2015. Revenue from the port terminal business decreased by $1.9 million or 8.8% to $19.1 million for the six month period ended June 30, 2016, as compared to $21.0 million for the same period during 2015. The decrease was mainly attributable to a decrease of products transported in the dry and liquid port terminals. Revenue from the cabotage business decreased by $3.5 million or 11.0% to $28.8 million for the six month period ended June 30, 2016, as compared to $32.3 million for the same period during 2015, mainly due to the decrease in the number of available days of the fleet. The overall decrease was partially mitigated by an increase in the revenue of the barge business of $1.8 million or 3.4% to $53.0 million for the six month period ended June 30, 2016, as compared to $51.2 million for the same period during 2015. The increase was mainly attributable to the increased dry and liquid cargoes transported.

Sales of Products: For the six month period ended June 30, 2016, Navios Logistics’ sales of products decreased by $13.7 million or 51.1% to $13.1 million, as compared to $26.8 million for the same period during 2015. This decrease was attributable to the decrease in the Paraguayan liquid port’s volume and price of products sold.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses decreased by $1.2 million or 7.0% to $15.9 million for the six month period ended June 30, 2016, as compared to $17.1 million for the same period during 2015. This decrease was mainly attributable to a $1.2 million or 64.0% decrease in time charter and voyage expenses of the cabotage business to $0.6 million for the six month period ended June 30, 2016, as compared to $1.8 million for the same period during 2015, attributable to the decrease in the number of available days of the fleet. Time charter and voyage expenses of the barge business decreased by $0.4 million or 4.7% to $9.2 million for the six month period ended June 30, 2016, as compared to $9.6 million for the same period in 2015. The overall decrease was partially mitigated by an increase in port terminal expenses by $0.4 million or 7.1% to $6.1 million for the six month period ended June 30, 2016, as compared to $5.7 million for the same period during 2015.

Direct Vessel Expenses: Direct vessel expenses decreased by $2.9 million or 7.0% to $38.1 million for the six month period ended June 30, 2016, as compared to $41.0 million for the same period in 2015. The decrease was mainly attributable to reduced crew costs. Direct vessel expenses of the cabotage business decreased by $2.6 million or 11.4% to $20.0 million for the six month period ended June 30, 2016, as compared to $22.6 million for the same period in 2015. Direct vessel expenses of the barge business decreased by $0.3 million or 1.6% to $18.1 million for the six month period ended June 30, 2016, as compared to $18.4 million for the same period in 2015. Direct vessel expenses include crew costs, victual costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold: For the six month period ended June 30, 2016, Navios Logistics’ cost of products sold decreased by $13.4 million or 53.8% to $11.5 million, as compared to $24.9 million for the same period during 2015. This decrease was mainly attributable to the decrease in the Paraguayan liquid port’s volume and price of products sold.

Depreciation and Amortization: Depreciation and amortization of $13.1 million for the six month period ended June 30, 2016, remained the same from the six month period ended June 30, 2015. The depreciation of tangible assets and the amortization of intangible assets for the six month period ended June 30, 2016 amounted to $11.3 million and $1.8 million, respectively. Depreciation of tangible assets and amortization of intangible assets for the six month period ended June 30, 2015 amounted to $11.2 million and $1.9 million, respectively. Depreciation and amortization in the barge business decreased by $0.1 million or 0.2% to $9.5 million for the six month period ended June 30, 2016, as compared to $9.6 million for the same period during 2015. Depreciation and amortization in the cabotage increased by $0.1 million to $1.4 million for the six month period ended June 30, 2016, as compared to $1.3 million for the same period during 2015. Depreciation and amortization in the port terminal businesses remained the same for both the six month periods ended June 30, 2016 and 2015, amounting to $2.2 million.

General and Administrative Expenses: General and administrative expenses decreased by $0.7 million or 9.1% to $6.8 million for the six month period ended June 30, 2016, as compared to $7.5 million for the same period during 2015. This decrease was mainly attributable to a decrease in payroll and related costs.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net decreased by $1.5 million or 11.2% to $12.0 million for the six month period ended June 30, 2016, as compared to $13.5 million for the same period of 2015, mainly due to the increased amount of interest capitalized. For the six month period ended June 30, 2016, interest expense amounted to

$12.0 million, other finance costs amounted to $0.5 million and interest income amounted to $0.5 million. For the six month period ended June 30, 2015, interest expense amounted to $13.3 million, other finance costs amounted to $0.4 million and interest income amounted to $0.2 million.

Other Expense, Net: Other expense, net decreased by $2.7 million or 46.4% to $3.2 million for the six month period ended June 30, 2016, as compared to $5.9 million for the same period of 2015. Other expense, net for the barge business decreased by $1.5 million or 49.5% to $1.6 million for the six month period ended June 30, 2016, as compared to $3.1 million for the same period in 2015. This decrease was mainly attributable to an decrease in taxes other than income taxes. Other expense, net for the cabotage business decreased by $1.0 million or 39.0% to $1.6 million for the six month period ended June 30, 2016, as compared to $2.6 million for the same period in 2015, mainly due to favorable foreign exchange differences. Other expense, net for the port terminal business decreased by $0.2 in the six month period ended June 30, 2016 from $0.2 million for the same period in 2015.

Income Tax (Expense)/Benefit: Income tax expense increased by $2.3 million to $0.3 million of expense for the six month period ended June 30, 2016, as compared to $2.0 million of benefit for the same period in 2015. Income tax benefit of the barge business decreased by $2.7 million or 88.6% to $0.3 million for the six month period ended June 30, 2016, as compared to $3.0 million for the same period in 2015. The overall increase was mitigated by a $0.4 million decrease in the income tax expense of the cabotage business to $0.6 million for the six month period ended June 30, 2016 as compared to $1.0 million for the same period in 2015.

Liquidity and Capital Resources

Navios Logistics has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under its credit facilities and issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards and repayments of credit facilities. Navios Logistics anticipates that cash on hand, internally generated cash flows, borrowings under future credit facilities and issuance of other debt will be sufficient to fund its operations, including working capital requirements. In addition, we regularly review opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “Working Capital Position,” “Capital Expenditures,” “Contractual Obligations” and “Long-term Debt Obligations and Credit Arrangements” for further discussion of Navios Logistics’ working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Logistics for the six month periods ended June 30, 2016 and 2015.

(Expressed in thousands of U.S. dollars)	Six Month Period ended June 30, 2016 (unaudited)	Six Month Period ended June 30, 2015 (unaudited)
Net cash provided by operating activities	$16,878	$9,759
Net cash used in investing activities	(47,831)	(8,926)
Net cash provided by/(used in) financing activities	21,752	(744)

(Decrease)/increase in cash and cash equivalents	(9,201)	89
Cash and cash equivalents, beginning of the period	81,507	71,931

Cash and cash equivalents, end of period	$72,306	$72,020

Cash provided by operating activities for the six month period ended June 30, 2016 as compared to cash provided by operating activities for the six month period ended June 30, 2015

Net cash from operating activities increased by $7.1 million to $16.9 million of cash provided by operating activities for the six month period ended June 30, 2016, as compared to $9.8 million of cash provided by operating activities for the same period in 2015. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Six Month Period ended June 30, 2016 (unaudited)	Six Month Period ended June 30, 2015 (unaudited)
Net income	$13,036	$10,238
Depreciation of vessels, port terminals and other fixed assets	11,253	11,145
Amortization of intangible assets and liabilities	1,808	1,913
Amortization of deferred financing costs	774	453
Amortization of deferred drydock costs	3,385	3,463
Provision for/(recovery of) losses on accounts receivable	149	(51)
Income tax expense/(benefit)	282	(1,985)

Net income adjusted for non-cash items	$30,687	$25,176

Net income is also adjusted for changes in operating assets and liabilities in order to determine net cash provided by operating activities.

The negative change in operating assets and liabilities of $13.8 million for the six month period ended June 30, 2016 resulted from a $7.7 million increase in accounts receivable, a $1.8 million increase in inventories, a $0.5 million increase in prepaid expenses and other current assets, a $2.1 million of payments for drydock and special survey costs, a $1.3 million decrease in accounts payable, a $1.9 million decrease in amounts due to affiliates, a $0.6 million decrease in deferred income and a $0.8 million decrease in long term liabilities. The negative change in operating assets and liabilities was partially offset by a $2.5 million increase in accrued expenses and a $0.4 million decrease in long term assets.

The negative change in operating assets and liabilities of $15.4 million for the six month period ended June 30, 2015 resulted from a $7.7 million increase in accounts receivable, a $1.4 million increase in prepaid expenses and other current assets, a $6.4 million increase in deferred dry dock costs, a $3.4 million decrease in accounts payable, a $2.2 million decrease in amounts due to affiliates, a $1.8 decrease in deferred income and a $0.1 million increase in long term assets. The negative change in operating assets and liabilities was partially offset by a $6.4 million decrease in inventories and a $1.2 million increase in accrued expenses.

Cash used in investing activities for the six month period ended June 30, 2016 as compared to the six month period ended June 30, 2015:

Net cash used in investing activities increased by $38.9 million to $47.8 million for the six month period ended June 30, 2016, from $8.9 million for the same period in 2015.

Cash used in investing activities for the six month period ended June 30, 2016 was mainly the result of (a) $43.9 million in payments for the expansion of the Company’s dry port terminal, (b) $0.7 million in payments for the construction of the Company’s three new pushboats, (c) $1.3 million in payments for the conversion of two dry barges to tank barges, (d) $1.2 million in payments for the purchase of covers for the Company’s dry barges and (e) $0.7 million in payments for the purchase of other fixed assets.

Cash used in investing activities for the six month period ended June 30, 2015 was mainly the result of (a) $1.0 million in payments for the transportation and other acquisition costs of the Company’s new dry barges, (b) $2.0 million in payments for the expansion of the Company’s dry port terminal, (c) $2.8 million in payments for the construction of the Company’s three new pushboats and (d) $3.1 million in payments for the purchase of other fixed assets.

Cash provided by financing activities for the six month period ended June 30, 2016 as compared to cash used in financing activities for the six month period ended June 30, 2015:

Net cash provided by financing activities increased by $22.5 million to $21.8 million cash provided by financing activities for the six month period ended June 30, 2016, as compared to $0.7 million of cash used in financing activities for the same period of 2015.

Cash provided by financing activities for the six month period ended June 30, 2016 was due to $23.9 million of proceeds from Notes Payable (as defined herein), partially mitigated by $2.1 million of payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Ferni H.

Cash used in financing activities for the six month period ended June 30, 2015 was mainly due to $0.7 million in payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Ferni H.

EBITDA Reconciliation to Net income

EBITDA represents net income/(loss) plus interest and finance costs plus depreciation and amortization and income taxes. EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with U.S. GAAP or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating performance, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Three Month Period Ended June 30, 2016

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Unallocated Interest (unaudited)	Total
Net income/(loss)	$6,410	$661	$631	$(340)	$7,362
Depreciation and amortization	1,040	704	4,643	—	6,387
Amortization of deferred drydock and special survey costs	—	931	856	—	1,787
Interest expense and finance cost, net	305	1,229	3,955	340	5,829
Income tax expense/(benefit)	—	371	(1,065)	—	(694)

EBITDA	$7,755	$3,896	$9,020	$—	$20,671

Three Month Period Ended June 30, 2015

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Unallocated Interest (unaudited)	Total
Net income/(loss)	$8,612	$(377)	$2,208	$(1,031)	$9,412
Depreciation and amortization	1,101	649	4,841	—	6,591
Amortization of deferred drydock and special survey costs	—	1,098	654	—	1,752
Interest expense and finance cost, net	455	1,334	3,915	1,031	6,735
Income tax expense/(benefit)	—	524	(2,291)	—	(1,767)

EBITDA	$10,168	$3,228	$9,327	$—	$22,723

EBITDA decreased by $2.0 million to $20.7 million for the three month period ended June 30, 2016, as compared to $22.7 million for the same period of 2015. This decrease was mainly due to (a) a $4.3 million decrease in time charter, voyage and port terminal revenues of which $2.3 million was attributable to the cabotage business, $1.9 million was attributable to the port terminal business and $0.1 million was attributable to the barge business, (b) a $3.1 million decrease in sales of products in the port terminal business and (c) a $0.5 million increase in time charter, voyage and port terminal expenses of which $0.6 million was attributable to the barge business, $0.3 million was attributable to the port terminal business, partially mitigated by a $0.4 million decrease in the cabotage business. This decrease was partially offset by (a) a $2.6 million decrease in cost of products sold in the port terminal business, (b) a $1.5 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs), out of which $2.3 million was attributable to the cabotage business, partially mitigated by a $0.8 million increase in the barge business, (c) a $0.4 million decrease in general and administrative expenses, out of which $0.1 million was attributable to the cabotage business, $0.1 million was attributable to the port terminal business and $0.2 million was attributable to the barge business and (d) a $1.4 million decrease in other expense, net attributable to a $1.2 million decrease in the barge business and a $0.2 million decrease in the port terminal business.

Six Month Period Ended June 30, 2016

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Unallocated Interest (unaudited)	Total
Net income/(loss)	$10,598	$1,469	$1,915	$(946)	$13,036
Depreciation and amortization	2,153	1,406	9,502	—	13,061
Amortization of deferred drydock and special survey costs	—	1,871	1,514	—	3,385
Interest expense and finance cost, net	617	2,481	7,989	946	12,033
Income tax expense/(benefit)	—	625	(343)	—	282

EBITDA	$13,368	$7,852	$20,577	$—	$41,797

Six Month Period Ended June 30, 2015

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Unallocated Interest (unaudited)	Total
Net income/(loss)	$12,496	$(320)	$134	$(2,072)	$10,238
Depreciation and amortization	2,203	1,333	9,522	—	13,058
Amortization of deferred drydock and special survey costs	—	2,235	1,228	—	3,463
Interest expense and finance cost, net	923	2,698	7,855	2,072	13,548
Income tax expense/(benefit)	—	1,021	(3,006)	—	(1,985)

EBITDA	$15,622	$6,967	$15,733	$—	$38,322

EBITDA increased by $3.5 million to $41.8 million for the six month period ended June 30, 2016, as compared to $38.3 million for the same period of 2015. This increase was mainly due to (a) a $1.2 million decrease in time charter, voyage and port terminal expenses, of which $0.4 million was attributable to the barge business and $1.2 million was attributable to the cabotage business, partially mitigated by a $0.4 million increase in the port terminal business, (b) a $13.4 million decrease in cost of products sold in the port terminal business, (c) a $2.8 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs), attributable to a $2.2 million decrease in the cabotage business and a $0.6 million decrease in the barge business, and (d) a $0.7 million decrease in the general and administrative expenses, of which $0.1 million was attributable to the port terminal business and $0.6 million was attributable to the barge business and (e) a $2.7 million decrease in other expense, net resulting from a $1.5 million decrease in the barge business, a $1.0 million decrease in the cabotage business and a $0.2 million decrease in the port terminal business. This increase was partially offset by (a) $13.7 million decrease in sales of products sold in the port terminal business, and (b) a $3.6 million decrease in time charter, voyage and port terminal revenues, of which $3.5 million was attributable to the cabotage business and $1.9 million was attributable to the port terminal business, partially mitigated by a $1.8 million increase in the barge business.

Long-term Debt Obligations and Credit Arrangements

Senior Notes

On April 22, 2014, Navios Logistics and its wholly owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and together with Navios Logistics, the “Co-Issuers”) issued $375.0 million in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The net proceeds from the sale of the 2022 Senior Notes were partially used to redeem any and all of Navios Logistics then-outstanding 9.25% Senior Notes due 2019 (the “2019 Senior Notes”) and pay related transaction fees and expenses. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte S.A. (“Terra Norte”), which do not guarantee the 2022 Senior Notes pursuant to certain exceptions under the indenture, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the 2022 Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2022 Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The 2022 Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of June 30, 2016, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Notes payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed financing costs, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Navios Logistics. As of June 30, 2016, the remaining available amount was $14.1 million.

Other Indebtedness

In connection with the acquisition of Hidronave South American Logistics S.A. (“Hidronave S.A.”), on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of the pushboat Nazira.

As of June 30, 2016, the outstanding loan balance was $0.4 million. The loan facility bears a fixed interest rate of 600 basis points. The loan will be repaid in monthly installments and the final repayment date must occur prior to August 10, 2021.

We were in compliance with all the covenants as of June 30, 2016.

The maturity table below reflects the principal payments for the next five years and thereafter on all credit facilities outstanding as of June 30, 2016, based on the repayment schedule of the respective loan facilities (as described above).

Payment due by period	June 30, 2016 (Amounts in millions of U.S. dollars)
June 30, 2017	3.0
June 30, 2018	2.8
June 30, 2019	2.9
June 30, 2020	3.0
June 30, 2021	3.1
June 30, 2022 and thereafter	384.7

Total long-term borrowings	$399.5

Contractual Obligations

The following table summarizes Navios Logistics’ contractual obligations as of June 30, 2016:

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$3.0	$5.7	$6.1	$384.7	$399.5
Operating lease obligations (barges)	0.1	—	—	—	0.1
Capital lease obligations(2)	3.0	3.6	12.0	—	18.6
Acquisition of three pushboats(3)	10.9	—	—	—	10.9
Acquisition of chartered-in fleet obligations(4)	1.9	—	—	—	1.9
Dry port expansion(5)	48.2	—	—	—	48.2
Rent obligations(6)	0.9	1.3	0.9	—	3.1

Total	$68.0	$10.6	$19.0	$384.7	$482.3

(1)	Represents principal payments on amounts drawn on our outstanding credit facilities, the Senior Notes and the Notes Payable, which bear interest at fixed or floating rates. The amounts in the table exclude expected interest payments of $28.3 million (less than 1 year), $56.2 million (1-3 years), $55.6 million (3-5 years) and $27.8 million (more than 5 years). Expected interest payments are based on the terms of the outstanding debt obligations and currently effective interest rates, where applicable.
(2)	Future remaining contractual payments for the two of our cabotage vessels under capital lease, the Ferni H and the San San H.
(3)	Future remaining contractual payments for the acquisition of three pushboats.
(4)	Future remaining contractual payments for the acquisition of one pushboat and three liquid barges.
(5)	Future remaining contractual payments for works related to the expansion of Navios Logistics’ dry port facility, which is expected to be financed through committed, undrawn export financing of up to $14.1 million (including all related costs). The amount in the table excludes $2.5 million already included in accounts payable in the accompanying unaudited condensed consolidated balance sheets.
(6)	We have several lease agreements with respect to our various operating offices. For a detailed discussion of Navios Logistics’ lease agreements, refer to “Item 4.D. Property, Plants and Equipment,” included in the Company’s 2015 Form 20-F.

Working Capital Position

On June 30, 2016, Navios Logistics’ current assets totaled $120.6 million, while current liabilities totaled $56.1 million, resulting in a positive working capital position of $64.5 million. Navios Logistics’ cash forecast indicates that Navios Logistics will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on Navios Logistics’ indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Capital Expenditures

On June 30, 2015, the Company entered into an agreement for the restructuring of its capital leases for the Ferni H and the San San H, by extending their duration until January 2020 and April 2020, respectively, and amending the purchase price obligation to $5.3 million and $5.2 million, respectively, payable at the end of the extended period. As of June 30, 2016, the obligations for these vessels were accounted for as capital leases and the lease payments during the six month period ended June 30, 2016 were $2.1 million.

On February 11, 2014, the Company entered into an agreement, as amended on June 3, 2016, for the construction of three new pushboats with a purchase price of $7.3 million for each pushboat. As of June 30, 2016, the Company had paid $15.5 million for the construction of the new pushboats which are expected to be delivered in the first quarter of 2017.

As of June 30, 2016, Navios Logistics had paid $93.2 million relating to the expansion of its dry port terminal in Uruguay, which included deposits for vessels, port terminals and other fixed assets and port terminal operating rights. In total, including the contractual obligations as of June 30, 2016, Navios Logistics had paid or incurred $141.4 million relating to the expansion of its dry port terminal in Uruguay.

Dividend Policy

The payment of dividends is at the discretion of Navios Logistics’ board of directors. Navios Logistics anticipates retaining most of its future earnings, if any, for use in its operations and the expansion of its business. Any determination as to dividend policy will be made by Navios Logistics’ board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, Navios Logistics’ future earnings, capital requirements, financial condition and future prospects and such other factors as Navios Logistics’ board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

Navios Logistics’ ability to pay dividends is also restricted by the terms of the indenture governing its 2022 Senior Notes.

Because Navios Logistics is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends is dependent upon the earnings and cash flow of its subsidiaries and their ability to pay dividends to Navios Logistics. If there is a substantial decline in any of the markets in which Navios Logistics participates, its earnings will be negatively affected, thereby limiting its ability to pay dividends.

Concentration of Credit Risk

Accounts Receivable

Concentration of credit risk with respect to accounts receivables is limited due to the fact that Navios Logistics’ customers are established international operators and have an appropriate credit history, therefore, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the six month period ended June 30, 2016, four customers, Vale, Axion, Cammesa and YPF accounted for 29.2%, 12.4%, 11.9% and 10% of Navios Logistics’ revenues, respectively. For the six month period ended June 30, 2015, two customers, Vale and Cammessa, accounted for 27.6% and 15.2% of Navios Logistics’ revenues, respectively.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet their contracted storage needs;

•	the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

On March 30, 2016, the Company received written notice from Vale International S.A. (“Vale International”) stating that Vale International will not be performing the service contract entered into between Corporacion Navios S.A. and Vale International on September 27, 2013, relating to the iron ore port facility currently under construction in Nueva Palmira, Uruguay. The Company believes that Vale International’s position is without merit and initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. No assurances can be provided that the Company will prevail in the arbitration or that Vale International will finally perform the contract. If Vale International fails to perform, there may be a significant impact on the Company’s future business. While the arbitration proceedings are confidential, the Company will seek to provide periodic updates.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of nonperformance by financial institutions. Although Navios Logistics maintains cash deposits in excess of government-provided insurance limits, Navios Logistics minimizes its exposure to credit risk by dealing with a diversified group of major financial institutions.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in barges and pushboats are treated as operating leases for accounting purposes. Navios Logistics is also committed to making rental payments under various operating leases for office and other premises.

The Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2017.

Legal Proceedings

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

The Company currently has a dispute with Vale regarding the termination date of a COA contract which is under arbitration proceedings in New York. The Company has received full security for its claim to date.

See also above, under “Concentration of Credit Risk”, discussion about the dispute between the Company and Vale International, relating to the iron ore port facility currently under construction in Nueva Palmira, Uruguay.

Related Party Transactions

Balance due from affiliates as of June 30, 2016 amounted to $0.3 million (December 31, 2015: $0.3 million) which includes the current amounts due from Navios Holdings.

General and administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In April 2016, we extended the duration of the Administrative Services Agreement until December 31, 2021. Total general and administrative fees charged for the three and six month periods ended June 30, 2016 amounted to $0.3 million and $0.5 million, respectively ($0.2 million and $0.4 million for the three and six month periods ended June 30, 2015, respectively).

Due to related parties, net: During the second half of 2012, Navios Logistics acquired one pushboat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamanian company owned by members of the family of Mr. Horacio Alfredo Lopez, the father of Mr. Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman, Mr. Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division and Mr. Horacio Enrique Lopez, Navios Logistics’ Chief Operating Officer—Shipping Division. The total consideration for the acquisition was $13.4 million to be paid in one initial payment and seven semiannual installments. As of June 30, 2016, the Company had paid $11.5 million and the remaining balance was $1.9 million. The final installment was paid in July 2016.

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were less than $0.1 million for both the three and six month periods ended June 30, 2016 and 2015 and amounts payable amounted to less than $0.1 million both as of June 30, 2016 and as of December 31, 2015.

Quantitative and Qualitative Disclosures about Market Risks

Navios Logistics is exposed to certain risks related to interest rates, foreign currency and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

Interest Rate Risk:

Debt Instruments— As of June 30, 2016 and December 31, 2015, Navios Logistics had a total of $399.5 million and $375.4 million, respectively, in long-term indebtedness. The debt is dollar denominated.

Interest rates on the loan facility of Hidronave S.A., and the 2022 Senior Notes are fixed and, therefore, changes in interest rates affect their fair value which as of June 30, 2016 was $0.4 million and $265.1 million, respectively, but do not affect the related interest expense. Interest on the Notes Payable is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related interest expense.

As of June 30, 2016, the outstanding Notes Payable was $24.2 million. A change in LIBOR rate by 100 basis points would change interest expense for the six months ended June 30, 2016 by less than $0.1 million.

For a detailed discussion of Navios Logistics’ debt instruments refer to section “Long-term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Transactions:

For the six month periods ended June 30, 2016 and 2015 approximately 63.0% and 50.9%, respectively, of Navios Logistics’ expenses were incurred in currencies other than U.S dollars. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change Navios Logistics’ net income for the six month period ended June 30, 2016 by $0.4 million. See also “Factors Affecting Navios Logistics’ Results of Operations.”

Inflation and Fuel Price Increases

See “Factors Affecting Navios Logistics’ Results of Operations.”

Critical Accounting Policies

The Navios Logistics’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Logistics to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the Company’s 2015 Form 20-F.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	June 30, 2016 (unaudited)	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents		$72,306	$81,507
Accounts receivable, net		33,683	26,097
Due from affiliate companies	7	311	296
Prepaid expenses and other current assets		6,745	6,234
Inventories		7,541	5,768

Total current assets		120,586	119,902

Deposits for vessels, port terminals and other fixed assets	3	91,669	44,254
Vessels, port terminals and other fixed assets, net	3	419,910	427,860
Intangible assets other than goodwill, net	4	65,266	67,074
Goodwill		104,096	104,096
Other long term-assets		20,628	22,433

Total noncurrent assets		701,569	665,717

Total assets		$822,155	$785,619

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$23,965	$22,504
Accrued expenses		17,595	15,400
Deferred income		6,660	7,225
Due to related parties, net		1,926	3,825
Notes payable	5	2,899	—
Current portion of capital lease obligations	3	3,000	2,929
Current portion of long-term debt	5	69	69

Total current liabilities		$56,114	51,952

Senior notes, net	5	367,667	367,178
Notes payable	5	21,265	—
Long term-debt, net of current portion	5	287	321
Capital lease obligations, net of current portion	3	15,555	17,720
Deferred tax liability		11,516	10,917
Other long-term liabilities		702	1,518

Total noncurrent liabilities		$416,992	397,654

Total liabilities		$473,106	449,606

Commitments and contingencies	6	—	—
STOCKHOLDERS’ EQUITY
Common stock—$1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding for both, June 30, 2016 and December 31, 2015	8	20	20
Additional paid-in capital		303,441	303,441
Retained earnings		45,588	32,552

Total stockholders’ equity		349,049	336,013

Total liabilities and stockholders’ equity		$822,155	$785,619

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars—except share and per share data)

	Notes	Three Month Period Ended June 30, 2016 (unaudited)	Three Month Period Ended June 30, 2015 (unaudited)	Six Month Period Ended June 30, 2016 (unaudited)	Six Month Period Ended June 30, 2015 (unaudited)
Time charter, voyage and port terminal revenues		$53,288	$57,613	$100,868	$104,528
Sales of products		5,454	8,643	13,093	26,790
Time charter, voyage and port terminal expenses		(8,223)	(7,749)	(15,934)	(17,140)
Direct vessel expenses		(21,383)	(22,860)	(38,082)	(40,955)
Cost of products sold		(4,696)	(7,311)	(11,522)	(24,919)
Depreciation and amortization	3,4	(6,387)	(6,591)	(13,061)	(13,058)
General and administrative expenses		(3,538)	(3,911)	(6,836)	(7,517)
Interest expense and finance cost, net		(5,829)	(6,735)	(12,033)	(13,548)
Other expense, net		(2,018)	(3,454)	(3,175)	(5,928)

Income before income taxes		$6,668	$7,645	$13,318	$8,253
Income tax benefit/(expense)		694	1,767	(282)	1,985

Net income		$7,362	$9,412	$13,036	$10,238

Basic and diluted net earnings per share		$0.37	$0.47	$0.65	$0.51

Weighted average number of shares, basic and diluted	8	20,000	20,000	20,000	20,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Six Month Period Ended June 30, 2016 (unaudited)	Six Month Period Ended June 30, 2015 (unaudited)
OPERATING ACTIVITIES:
Net income		$13,036	$10,238
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash adjustments		17,651	14,938
Increase in operating assets		(9,608)	(2,841)
Decrease in operating liabilities		(2,120)	(6,214)
Payments for drydock and special survey costs		(2,081)	(6,362)

Net cash provided by operating activities		16,878	9,759

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets		(3,203)	(4,451)
Deposits for vessels, port terminals and other fixed assets		(44,628)	(4,475)

Net cash used in investing activities		(47,831)	(8,926)

FINANCING ACTIVITIES:
Repayments of long-term debt	5	(34)	(34)
Payments of obligations under capital leases		(2,094)	(710)
Proceeds from Notes Payable		23,880	—

Net cash provided by/(used in) financing activities		21,752	(744)

Net (decrease)/increase in cash and cash equivalents		(9,201)	89

Cash and cash equivalents, beginning of period		81,507	71,931

Cash and cash equivalents, end of period		$72,306	$72,020

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest		$11,979	$13,028
Non cash investing and financing activities:
Revaluation of vessels due to restructuring of capital lease obligation		$—	$210
Decrease in capital lease obligation due to restructuring		$—	$(210)
Acquisition of vessels, port terminals and other fixed assets, net		$(100)	$(1,213)
Deposits for vessels, port terminals and other fixed assets		$(2,787)	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars—except share data)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity
Balance December 31, 2014	20,000	$20	$303,441	$10,314	$313,775
Net income	—	—	—	10,238	10,238

Balance June 30, 2015 (unaudited)	20,000	$20	$303,441	$20,552	$324,013

Balance December 31, 2015	20,000	$20	$303,441	$32,552	$336,013
Net income	—	—	—	13,036	13,036

Balance June 30, 2016 (unaudited)	20,000	$20	$303,441	$45,588	$349,049

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of Presentation:

The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Logistics’ consolidated statements of financial position, statements of changes in equity, statements of operations and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes included in Navios Logistics’ 2015 annual report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

(b) Principles of Consolidation:

The accompanying interim condensed consolidated financial statements include the accounts of Navios Logistics and its subsidiaries, both majority and wholly-owned. All significant intercompany balances and transactions between these entities have been eliminated in the consolidated statements.

(c) Recent Accounting Pronouncements:

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10)- Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

In November 2015, FASB issued ASU 2015-17, “Income Taxes (Topic 740)- Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In July 2015, FASB issued ASU 2015-11, “Inventory (Topic 330)- Simplifying the Measurement of Inventory”, which requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this ASU require an entity to measure inventory within the scope of this ASU at the lower of cost and net realizable value. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in this ASU should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In August 2014, FASB issued ASU 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective December 31, 2016. The adoption of the new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In May 2014, FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

Subsidiaries:

Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Subsidiaries included in the consolidation:

				Statement of Operations
	Country of		Percentage of	Period Ended June 30,
Company Name	Incorporation	Nature	Ownership	2016	2015
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1-6/30	1/1-6/30
Energias Renovables del Sur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-6/30	1/1-6/30
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-6/30	1/1-6/30
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-6/30	1/1-6/30
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-6/30	1/1-6/30
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-6/30	1/1-6/30
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-6/30	1/1-6/30
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-6/30	1/1-6/30
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-6/30	1/1-6/30
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-6/30	1/1-6/30
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-6/30	1/1-6/30
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-6/30	1/1-6/30
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-6/30	1/1-6/30
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-6/30	1/1-6/30
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-6/30	1/1-6/30
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-6/30	1/1-6/30
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-6/30	1/1-6/30
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-6/30	1/1-6/30
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-6/30	1/1-6/30
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-6/30	1/1-6/30
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-6/30	1/1-6/30
Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-6/30	1/1-6/30
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-6/30	1/1-6/30
Cartisur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-6/30	1/1-6/30
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-6/30	1/1-6/30
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-6/30	1/1-6/30
Terra Norte S.A.	Paraguay	Non-Operating Company	100%	1/1-6/30	—

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consisted of the following:

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2015	$470,946	$(131,146)	$339,800
Additions	208	(9,020)	(8,812)
Transfers	3,575	—	3,575

Balance June 30, 2016	$474,729	(140,166)	334,563

Dry Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2015	$79,651	$(13,619)	$66,032
Additions	284	(1,101)	(817)

Balance June 30, 2016	$79,935	(14,720)	65,215

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2015	$29,035	$(10,279)	$18,756
Additions	1,485	(652)	833
Transfers	(1,513)	—	(1,513)

Balance June 30, 2016	$29,007	(10,931)	18,076

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2015	$5,851	$(2,579)	$3,272
Additions	1,326	(480)	846
Transfers	(2,062)	—	(2,062)

Balance June 30, 2016	$5,115	(3,059)	2,056

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2015	$585,483	$(157,623)	$427,860
Additions	3,303	(11,253)	(7,950)

Balance June 30, 2016	$588,786	(168,876)	419,910

Certain assets of the Company have been pledged as collateral for a loan facility. As of June 30, 2016 and December 31, 2015, the net book value of such assets was $703 and $688, respectively.

On June 30, 2015, Navios Logistics entered into an agreement for the restructuring of its capital leases for the Ferni H and the San San H, by extending their duration until January 2020 and April 2020, respectively, and amending the purchase price obligation to $5,325 and $5,150, respectively, payable at the end of the extended period. As of June 30, 2016, the obligations for these vessels were accounted for as capital leases and the lease payments during the six month periods ended June 30, 2016 and 2015 for both vessels were $2,094 and $710, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Deposits for vessels, port terminals and other fixed assets

On February 11, 2014, Navios Logistics entered into an agreement, as amended on June 3, 2016, for the construction of three new pushboats with a purchase price of $7,344 for each pushboat. As of June 30, 2016 and December 31, 2015, Navios Logistics had paid $15,516 and $14,770, respectively, for the construction of the new pushboats which are expected to be delivered in the first quarter of 2017.

As of June 30, 2016 and December 31, 2015, Navios Logistics had paid $76,153 and $29,484, respectively, for the expansion of its dry port in Uruguay, which is currently an asset under construction.

Capitalized interest included in deposits for vessels, port terminals and other fixed assets amounted to $5,175 and $2,954 as of June 30, 2016 and December 31, 2015, respectively.

The following is an analysis of the leased property under capital leases:

Vessels	June 30, 2016
San San H and Ferni H	$32,737
Less: Accumulated amortization	(4,025)

Net book value	$28,712

Future minimum lease payments under capital leases together with the present value of the future minimum lease payments as of June 30, 2016, are as follows:

Payment Due by Period	June 30, 2016
June 30, 2017	$3,517
June 30, 2018	2,190
June 30, 2019	2,190
June 30, 2020	12,234

Total future minimum lease payments (1)	20,131
Less: amount representing interest (2)	(1,576)

Present value of future minimum lease payments (3)	$18,555

(1)	There are no minimum sublease rentals to be reduced by minimum payments.
(2)	Amount necessary to reduce net minimum lease payments to present value calculated at the Company’s incremental borrowing rate at the inception of the lease.
(3)	Reflected in the balance sheet as obligations under capital leases.

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of June 30, 2016 and December 31, 2015 consisted of the following:

June 30, 2016	Acquisition Cost	Accumulated Amortization	Net Book Value June 30, 2016
Trade name	$10,420	$(8,857)	$1,563
Port terminal operating rights (1)	53,152	(9,856)	43,296
Customer relationships	36,120	(15,713)	20,407

Total intangible assets	$99,692	$(34,426)	$65,266

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

December 31, 2015	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2015
Trade name	$10,420	$(8,336)	$2,084
Port terminal operating rights (1)	53,152	(9,456)	43,696
Customer relationships	36,120	(14,826)	21,294

Total intangible assets	$99,692	$(32,618)	$67,074

(1)	As of June 30, 2016, Navios Logistics had paid $17,000 for the expansion of its dry port terminal in Uruguay.

Amortization expense for the three and six month periods ended June 30, 2016 amounted to $856 and $1,808, respectively ($952 and $1,913, respectively, for the three and six month periods ended June 30, 2015).

The aggregate amortization of intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$(1,042)	$(521)	$—	$—	$—	$—	$(1,563)
Port terminal operating rights	(854)	(1,099)	(1,099)	(1,099)	(1,099)	(38,046)	(43,296)
Customer relationships	(1,775)	(1,775)	(1,775)	(1,775)	(1,775)	(11,532)	(20,407)

Total	$(3,671)	$(3,395)	$(2,874)	$(2,874)	$(2,874)	$(49,578)	$(65,266)

NOTE 5: BORROWINGS

Borrowings consisted of the following:

	June 30, 2016	December 31, 2015
Senior notes	$375,000	$375,000
Notes payable	24,164	—
Loan for Nazira	356	390

Total borrowings	399,520	375,390
Less: current portion	(2,968)	(69)
Less: deferred financing costs, net	(7,333)	(7,822)

Total long-term borrowings	$389,219	$367,499

Senior Notes

On April 22, 2014, Navios Logistics and its wholly owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and together with Navios Logistics, the “Co-Issuers”) issued $375,000 in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The net proceeds from the sale of the 2022 Senior Notes were partially used to redeem any and all of Navios Logistics then-outstanding 9.25% Senior Notes due 2019 (the “2019 Senior Notes”) and pay related transaction fees and expenses. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte S.A. (“Terra Norte”), which do not guarantee the 2022 Senior Notes pursuant to certain exceptions under the indenture, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the 2022 Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2022 Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

Interest expense associated with the 2022 Senior Notes amounted to $6,797 and $13,594 for the three and six month periods ended June 30, 2016, respectively, ($6,797 and $13,594 for the three and six month periods ended June 30, 2015, respectively).

The indenture contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The 2022 Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of June 30, 2016, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Navios Logistics. As of June 30, 2016, the remaining available amount was $14,140.

Interest expense associated with the Notes Payable amounted to $216 and $285 for the three and six month periods ended June 30, 2016, respectively.

Other Indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of June 30, 2016, the outstanding loan balance was $356 ($390 as of December 31, 2015). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other long term liabilities, the Company is subject to certain covenants and commitments and certain of its assets are restricted as collateral.

The Company was in compliance with all the covenants as of June 30, 2016.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The maturity table below reflects future payments of the long-term debt outstanding as of June 30, 2016, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
June 30, 2017	$2,968
June 30, 2018	2,782
June 30, 2019	2,884
June 30, 2020	2,989
June 30, 2021	3,099
June 30, 2022 and thereafter	384,798

Total	$399,520

NOTE 6: COMMITMENTS AND CONTINGENCIES

As of June 30, 2016, the Company had operating lease obligations related to chartered-in barges amounting to $127 until August 2016.

As of June 30, 2016, the Company had obligations related to the acquisition of three new pushboats, the expansion of its dry port facility and the remaining installments for the acquisition of the chartered-in fleet, consisting of one pushboat and three liquid barges (see Notes 3, 7) of $10,933, $48,154 and $1,911, respectively, until March 31, 2017.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2017.

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

The Company currently has a dispute with Vale regarding the termination date of a COA contract which is under arbitration proceedings in New York. The Company has received full security for its claim to date.

On March 30, 2016, the Company received written notice from Vale International S.A. (“Vale International”) stating that Vale International will not be performing the service contract entered into between Corporacion Navios S.A. and Vale International on September 27, 2013, relating to the iron ore port facility currently under construction in Nueva Palmira, Uruguay. The Company believes that Vale International’s position is without merit and initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. No assurances can be provided that the Company will prevail in the arbitration or that Vale International will finally perform the contract. If Vale International fails to perform, there may be a significant impact on the Company’s future business. While the arbitration proceedings are confidential, the Company will seek to provide periodic updates.

NOTE 7: TRANSACTIONS WITH RELATED PARTIES

At June 30, 2016 and December 31, 2015, the amounts due from affiliate companies were as follows:

	June 30, 2016	December 31, 2015
Navios Holdings	$311	$296

Amounts due from affiliate companies do not accrue interest and do not have a specific due date for their settlement.

General and administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In April 2016, the Company extended the duration of the Administrative Services Agreement until December 31, 2021. Total general and administrative fees charged for the three and six month periods ended June 30, 2016 amounted to $250 and $500, respectively ($190 and $380 for the three and six month periods ended June 30, 2015, respectively).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Due to related parties, net: During the second half of 2012, Navios Logistics acquired one pushboat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamanian company owned by members of the family of Mr. Horacio Alfredo Lopez, the father of Mr. Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman, Mr. Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division and Mr. Horacio Enrique Lopez, Navios Logistics’ Chief Operating Officer—Shipping Division. The total consideration for the acquisition was $13,443 to be paid in one initial payment and seven semiannual installments. As of June 30, 2016, the Company had paid $11,532 and the remaining balance was $1,911. The final installment was paid in July 2016.

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were $5 and $6 for the three and six month periods ended June 30, 2016, respectively ($7 and $13, respectively, for the three and six month periods ended June 30, 2015), and amounts payable amounted to $6 as of June 30, 2016 and $4 as of December 31, 2015.

NOTE 8: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company amended its articles of incorporation increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of June 30, 2016 and December 31, 2015, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

NOTE 9: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company of which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use net income attributable to common stockholders to evaluate operating performance of each segment. The guidance also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Navios Logistics has three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. Its dry port terminal is located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers.

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a contract of affreightment (“CoA”) basis.

The Cabotage Business segment

Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of six oceangoing product tanker vessels, two self-propelled barges and a bunker vessel. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Unallocated interest

This reconciling item represents the interest expense resulting from the 2022 Senior Notes, which has not yet been fully allocated to the segments due to the fact that the amount received had been maintained at the corporate level and not utilized by an operating segment as of June 30, 2016 and 2015, respectively.

Inter-segment transactions, if any, are accounted for at current market prices.

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the three and six month periods ended June 30, 2016 and 2015:

	Port Terminal Business Segment for the Three Month Period Ended June 30, 2016	Cabotage Business Segment for the Three Month Period Ended June 30, 2016	Barge Business Segment for the Three Month Period Ended June 30, 2016	Unallocated Interest for the Three Month Period Ended June 30, 2016	Total
Time charter, voyage and port terminal revenues	$10,732	$16,179	$26,377	$—	$53,288
Sales of products	5,454	—	—	—	5,454
Time charter, voyage and port terminal expenses	(3,120)	(389)	(4,714)	—	(8,223)
Direct vessel expenses	—	(11,404)	(9,979)	—	(21,383)
Cost of products sold	(4,696)	—	—	—	(4,696)
Depreciation and amortization	(1,040)	(704)	(4,643)	—	(6,387)
General and administrative expenses	(667)	(306)	(2,565)	—	(3,538)
Interest expense and finance cost, net	(305)	(1,229)	(3,955)	(340)	(5,829)
Other incomce/(expense), net	52	(1,115)	(955)	—	(2,018)

Income/(loss) before income taxes	6,410	1,032	(434)	(340)	6,668
Income tax (expense)/benefit	—	(371)	1,065	—	694

Net income/(loss)	$6,410	$661	$631	$(340)	$7,362

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Three Month Period Ended June 30, 2015	Cabotage Business Segment for the Three Month Period Ended June 30, 2015	Barge Business Segment for the Three Month Period Ended June 30, 2015	Unallocated Interest for the Three Month Period Ended June 30, 2015	Total
Time charter, voyage and port terminal revenues	$12,604	$18,460	$26,549	$—	$57,613
Sales of products	8,643	—	—	—	8,643
Time charter, voyage and port terminal expenses	(2,826)	(849)	(4,074)	—	(7,749)
Direct vessel expenses	—	(13,857)	(9,003)	—	(22,860)
Cost of products sold	(7,311)	—	—	—	(7,311)
Depreciation and amortization	(1,101)	(649)	(4,841)	—	(6,591)
General and administrative expenses	(830)	(395)	(2,686)	—	(3,911)
Interest expense and finance cost, net	(455)	(1,334)	(3,915)	(1,031)	(6,735)
Other expense, net	(112)	(1,229)	(2,113)	—	(3,454)

Income/(loss) before income taxes	8,612	147	(83)	(1,031)	7,645
Income tax (expense)/benefit	—	(524)	2,291	—	1,767

Net income/(loss)	$8,612	$(377)	$2,208	$(1,031)	$9,412

	Port Terminal Business Segment for the Six Month Period Ended June 30, 2016	Cabotage Business Segment for the Six Month Period Ended June 30, 2016	Barge Business Segment for the Six Month Period Ended June 30, 2016	Unallocated Interest	Total
Time charter, voyage and port terminal revenues	$19,132	$28,770	$52,966	$—	$100,868
Sales of products	13,093	—	—	—	13,093
Time charter, voyage and port terminal expenses	(6,055)	(649)	(9,230)	—	(15,934)
Direct vessel expenses	—	(19,978)	(18,104)	—	(38,082)
Cost of products sold	(11,522)	—	—	—	(11,522)
Depreciation and amortization	(2,153)	(1,406)	(9,502)	—	(13,061)
General and administrative expenses	(1,295)	(571)	(4,970)	—	(6,836)
Interest expense and finance cost, net	(617)	(2,481)	(7,989)	(946)	(12,033)
Other income/(expense), net	15	(1,591)	(1,599)	—	(3,175)

Income/(loss) before income taxes	10,598	2,094	1,572	(946)	13,318
Income tax (expense)/benefit	—	(625)	343	—	(282)

Net income/(loss)	$10,598	$1,469	$1,915	$(946)	$13,036

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Six Month Period Ended June 30, 2015	Cabotage Business Segment for the Six Month Period Ended June 30, 2015	Barge Business Segment for the Six Month Period Ended June 30, 2015	Unallocated Interest	Total
Time charter, voyage and port terminal revenues	$20,987	$32,309	$51,232	$—	$104,528
Sales of products	26,790	—	—	—	26,790
Time charter, voyage and port terminal expenses	(5,655)	(1,804)	(9,681)	—	(17,140)
Direct vessel expenses	—	(22,559)	(18,396)	—	(40,955)
Cost of products sold	(24,919)	—	—	—	(24,919)
Depreciation and amortization	(2,203)	(1,333)	(9,522)	—	(13,058)
General and administrative expenses	(1,431)	(605)	(5,481)	—	(7,517)
Interest expense and finance cost, net	(923)	(2,698)	(7,855)	(2,072)	(13,548)
Other expense, net	(150)	(2,609)	(3,169)	—	(5,928)

Income/(loss) before income taxes	12,496	701	(2,872)	(2,072)	8,253
Income tax (expense)/benefit	—	(1,021)	3,006	—	1,985

Net income/(loss)	$12,496	$(320)	$134	$(2,072)	$10,238

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $350,079 and $354,570 at June 30, 2016 and December 31, 2015, respectively.

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment, including constructions in progress, amounted to $159,771 and $114,272 as of June 30, 2016 and December 31, 2015, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $21,970 and $23,378 as of June 30, 2016 and December 31, 2015, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $43,296 and $43,696 as of June 30, 2016 and December 31, 2015, respectively.

As of June 30, 2016 and December 31, 2015, goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively.

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The book value of the 2022 Senior Notes is presented net of deferred financing costs. The 2022 Senior Notes are fixed rate borrowings and their fair value was determined based on quoted market prices, excluding the effect of any deferred finance costs.

Notes Payable: The Notes Payable are floating rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Capital leases and long term debt: The capital leases and long-term debt are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

The estimated fair values of the Company’s financial instruments are as follows:

	June 30, 2016		December 31, 2015
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$72,306	$72,306	$81,507	$81,507
Senior notes	$(367,667)	$(265,080)	$(367,178)	$(247,969)
Notes payable, including current portion	$(24,164)	$(24,164)	$—	$—
Capital lease obligations, including current portion	$(18,555)	$(18,555)	$(20,649)	$(20,649)
Long-term debt, including current portion	$(356)	$(356)	$(390)	$(390)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at June 30, 2016
	Total	Level I	Level II	Level III
Cash and cash equivalents	$72,306	$72,306	$—	$—
Senior notes	$(265,080)	$(265,080)	$—	$—
Notes payable(1)	$(24,164)	$—	$(24,164)	$—
Capital lease obligations(1)	$(18,555)	$—	$(18,555)	$—
Long-term debt(1)	$(356)	$—	$(356)	$—

	Fair Value Measurements at December 31, 2015
	Total	Level I	Level II	Level III
Cash and cash equivalents	$81,507	$81,507	$—	$—
Senior notes	$(247,969)	$(247,969)	$—	$—
Capital lease obligations(1)	$(20,649)	$—	$(20,649)	$—
Long-term debt(1)	$(390)	$—	$(390)	$—

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities as well as taking into account our creditworthiness.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2016	NAVIOS SOUTH AMERICAN LOGISTICS INC.

	By:	/s/ Claudio Pablo Lopez
Claudio Pablo Lopez
Chief Executive Officer